Electronic Articles of Organization
For
Florida Limited Liability Company

L21000094678
FILED 8:00 AM
February 25, 2021
Sec. Of State
mtmoon

Article I

The name of the Limited Liability Company is:

ADAPTIVE HOLDINGS, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

4581 WESTON ROAD
SUITE 191
WESTON, FL. US 33331

The mailing address of the Limited Liability Company is:

4581 WESTON ROAD
SUITE 191
WESTON, FL. US 33331

Article III

The name and Florida street address of the registered agent is:

SCOTT KAUFFMAN
4581 WESTON ROAD
SUITE 191
WESTON, FL.   33331

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: SCOTT KAUFFMAN

Article IV

L21000094678
FILED 8:00 AM
February 25, 2021
Sec. Of State
mtmoon

The name and address of person(s) authorized to manage LLC:

Title: MGR
SCOTT KAUFFMAN
4581 WESTON ROAD SUITE 191
WESTON, FL. 33331 US

Signature of member or an authorized representative

Electronic Signature: SCOTT KAUFFMAN

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.